PROSPECTUS SUPPLEMENT NO. 2 Filed Pursuant to Rule 424(b)(3)

(to prospectus dated November 13, 2023) File No. 333-275434

Surf Air Mobility Inc.

300,000,000 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 13, 2023 (the “Prospectus”), related to the offer and sale, from time to time, of up to of 300,000,000 shares of our Common Stock.

On December 27, 2023, we filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement to update and supplement the Prospectus with the information contained in the Current Report.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our Common Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SRFM.” On December 22, 2023, the last reported closing price of our common stock was $1.24 per share.

Investing in our Common Stock involves a high degree of risk. Before buying any shares of our Common Stock, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 27, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 20, 2023

SURF AIR MOBILITY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41759	36-5025592
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12111 S. Crenshaw Blvd.

Hawthorne, CA 90250

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (424) 332-5480

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value $0.0001 per share	SRFM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Financial Officer Transition

On December 27, 2023, the Company announced that Oliver Reeves accepted an offer to become the Company’s Chief Financial Officer effective January 1, 2024 (the “Effective Date”). Mr. Reeves replaces Deanna White who has served as the Company’s Chief Financial Officer since December 2022. Ms. White will serve as Senior Advisor to the Company and its board of directors for a transition period through May 31, 2024.

Mr. Reeves, 44 years old, previously served in several executive capacities with Xinuos, Inc. a provider of general purpose operating systems for commercial customers, from February 2016 through December 2023, most recently as its Chief Strategy Officer since May 2019, after having consulted with the company beginning in 2014. In 2017 and 2018, Mr. Reeves also provided certain consulting services through his firm, Indelible Capital, Inc. Earlier in his career, prior to joining Xinuos as an Executive Vice President in 2016, Mr. Reeves gained investment experience by holding several asset management positions: first as an Investment Analyst at Coliseum Capital Management then as a Vice President at Gerson Global Advisors and finally as a Senior Vice President at Phoenix Star Capital. Mr. Reeves started his career as an Associate in the M&A Group at Aon. Mr. Reeves received his MBA from Columbia Business School where he participated in the prestigious “Value Investing Program” and graduated Summa Cum Laude from Babson College.

A summary of the material terms and conditions of Mr. Reeves’ employment agreement is set forth below. The summary is qualified in all respects by reference to Mr. Reeves’ employment agreement, which is attached as Exhibit 10.2 hereto and is incorporated herein by reference. The agreement has an initial three-year term, which will automatically be extended by successive one-year terms unless either party provides at least 60 days written notice that the term will not be extended. Mr. Reeves will also enter into the Company’s standard form of indemnification agreement for executive officers.

Base Salary and Target Bonus. The agreement provides that Mr. Reeves will receive an initial annual base salary of $650,000 and is eligible for an annual discretionary bonus as determined by the compensation committee of the Company’s board of directors (with a target incentive equal to 200% of his base salary).

Equity Grant. Mr. Reeves will be granted an option (the “Option”) to purchase up to 1,800,000 shares of common stock of the Company. One-third (1/3) of the shares subject to the Option shall vest upon the earlier of the one (1) year anniversary of the Effective Date and the last trading day where the sales price of the Company’s common stock equals or exceeds $3.00 per share for any 20 trading days within any 30-trading day period. One-third (1/3) of the shares subject to the Option shall vest upon the earlier of the two (2) year anniversary of the Effective Date and the last trading day where the sales price of the Company’s common stock equals or exceeds $5.00 per share for any 20 trading days within any 30-trading day period. One-third (1/3) of the shares subject to the Option shall vest upon the earlier of the three (3) year anniversary of the Effective Date and the last trading day where the sales price of the Company’s common stock equals or exceeds $7.00 per share for any 20 trading days within any 30-trading day period.

Benefits; Payments Upon Termination. Mr. Reeves is eligible to participate in the Company’s benefit plans made available to employees generally and will be provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. If Mr. Reeves’ employment with the Company is terminated by the Company without “cause” or by him for “good reason” (as defined in the agreement), he will receive severance of 12 months of his base salary (payable in installments over such period), payment of his COBRA premiums for up to 18 months, and vesting in full of any of his then outstanding and unvested equity awards granted by the Company that vest based solely on continued employment (or six months’ accelerated vesting of any time-based vesting component under a performance based equity award). In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs. However, if such a termination of his employment occurs on or within two years following a change in control of the Company, the salary component of his severance will be paid in a lump sum, and his then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Mr. Reeves’ right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation (which shall continue for 12 months following termination), and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay his (or his estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Reeves’ employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in him retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

There are no arrangements or understandings between Mr. Reeves and any other persons pursuant to which he was selected as Chief Financial Officer. There are also no family relationships between Mr. Reeves and any director or executive officer of the Company and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On December 21, 2023, Ms. Deanna White provided notice of her resignation from her role as Chief Financial Officer of the Company, effective as of the Effective Date.

Mr. Reeves has been designated as the Company’s Principal Financial Officer and Principal Accounting Officer.

The press release announcing the foregoing leadership changes is filed as Exhibit 99.1 to this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title or Description
10.1	Employment Agreement dated December 21, 2023, by and between Surf Air Mobility Inc. and Oliver Reeves
99.1	Press release dated December 27, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

SURF AIR MOBILITY INC.

Date: December 27, 2023	By:	/s/ Stan Little
	Name:	Stan Little
	Title:	Chief Executive Officer

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this 21st day of December, 2023, by and between Surf Air Mobility Inc., a Delaware corporation (the “Company”), and Oliver Reeves (“Executive”).

RECITALS

THE PARTIES ENTER THIS AGREEMENT on the basis of the following facts, understandings and intentions:

A. The Company desires to employ Executive, and Executive desires to accept such employment, on the terms and conditions set forth in this Agreement.

B. This Agreement shall govern the employment relationship between Executive and the Company from and after Executive’s first day of employment with the Company on January 1, 2024 (the “Effective Date”).

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals incorporated herein and the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties agree as follows:

1. Retention and Duties.

1.1 Retention. The Company does hereby hire, engage and employ Executive for the Period of Employment (as such term is defined in Section 2) on the terms and conditions expressly set forth in this Agreement. Executive does hereby accept and agree to such hiring, engagement and employment, on the terms and conditions expressly set forth in this Agreement. Certain capitalized terms used herein are defined in Section 5.5 of this Agreement.

1.2 Duties. During the Period of Employment, Executive shall serve the Company as its Chief Financial Officer, shall report to the Chief Executive Officer of the Company (the “Officer”), and shall have such authorities, duties and obligations commensurate with such position as determined by the Officer from time to time, all subject to the lawful and reasonable directives of the Officer and the corporate policies of the Company, as (in each case) such directives and policies are in effect from time to time throughout the Period of Employment. During the Period of Employment, Executive shall not be entitled to any additional compensation (beyond that set forth in this Agreement) for Executive’s service in any other position(s) Executive may hold from time to time with any other Affiliate of the Company.

1.3 No Other Employment; Minimum Time Commitment. During the Period of Employment, Executive shall (i) devote substantially all of Executive’s business time, energy and skill to the performance of Executive’s duties for the Company, (ii) perform such duties in a faithful, effective and efficient manner to the best of Executive’s abilities, and (iii) hold no other employment; provided, however, that nothing in this Agreement shall limit or restrict Executive from (x) serving on boards of directors (or similar bodies) of other entities (including, without limitation, any association, corporate, civic, for profit or charitable board or similar body) or (y) management and direction of Executive’s personal investments, so long as (A) such activities do not interfere in any material respect with the effective discharge of Executive’s duties and responsibilities to the Company hereunder, (B) no business related to such activities is in direct or indirect competition

Surf Air Mobility Inc. – Executive Employment Agreement – Oliver Reeves

with any business of the Company, any Affiliate or any of their respective successors or assigns and (C) Executive gives written notice to the Officer of any significant outside business activity in which Executive plans to become involved, whether or not such activity is pursued for profit.

1.4 No Breach of Contract. Executive hereby represents to the Company and agrees that: (i) the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder do not and shall not constitute a breach of, conflict with, or otherwise contravene or cause a default under, the terms of any other agreement or policy to which Executive is a party or otherwise bound or any judgment, order or decree to which Executive is subject; (ii) Executive will not enter into any new agreement that would or reasonably could contravene or cause a default by Executive under this Agreement; (iii) Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other Person which would prevent, or be violated by, Executive entering into this Agreement or carrying out Executive’s duties hereunder; (iv) Executive is not bound by any employment, consulting, non-compete, non-solicitation, confidentiality, trade secret or similar agreement (other than this Agreement) with any other Person (other than ongoing, customary confidentiality obligations as to confidential information obtained from prior employers in the course of Executive’s prior employment with them); (v) to the extent Executive has any confidential or similar information that Executive is not free to disclose to the Company, Executive will not disclose such information to the extent such disclosure would violate applicable law or any other agreement or policy to which Executive is a party or by which Executive is otherwise bound; and (vi) Executive understands the Company will rely upon the accuracy and truth of the representations and warranties of Executive set forth herein and Executive consents to such reliance.

1.5 Location. Executive’s principal place of employment shall be at the Company’s principal executive offices in Hawthorne, California, or at a remote work location mutually agreed to by Executive and the Officer. Executive agrees that Executive will be present at that office as needed commencing on January 10, 2024 (or will work remotely, to the extent consistent with Company policy) during regular business hours (except for required business travel, holidays, vacation and other leaves consistent with this Agreement). Executive acknowledges that Executive will be reasonably required to travel from time to time in the course of performing Executive’s duties for the Company.

2. Period of Employment. The “Period of Employment” shall be a period of three (3) years commencing on the Effective Date and ending at the close of business on the third (3rd) anniversary of the Effective Date (the “Termination Date”); provided, however, that, this Agreement shall be automatically renewed and the Period of Employment shall be automatically extended for one (1) additional year on the Termination Date and each anniversary of the Termination Date thereafter, unless either party gives written notice at least sixty (60) days prior to the expiration of the Period of Employment of such party’s desire not to extend the Period of Employment and to terminate the Period of Employment (such notice to be delivered in accordance with Section 18). The term “Period of Employment” shall include any extension thereof pursuant to the preceding sentence. Provision of notice that the Period of Employment shall not be extended or further extended, as the case may be, shall not constitute a breach of this Agreement and, in the case of a provision of such notice by the Company, shall not constitute either a termination of the Executive’s employment by the Company without “Cause” or grounds for a termination by the Executive for “Good Reason” for purposes of this Agreement. Notwithstanding the foregoing, the Period of Employment is subject to earlier termination as provided below in this Agreement.

3. Compensation.

3.1 Base Salary. During the Period of Employment, the Company shall pay Executive a base salary (the “Base Salary”), which shall be paid in accordance with the Company’s regular payroll practices in effect from time to time but not less frequently than in monthly installments. Executive’s Base Salary shall be at an annualized rate of Six Hundred Fifty Thousand Dollars ($650,000.00). The Board of Directors of the Company (the “Board”) (or a committee thereof) shall review Executive’s salary periodically, no less frequently than annually (commencing in 2025), and may, in its sole discretion, increase (but not decrease) Executive’s rate of Base Salary.

3.2 Incentive Bonus. Commencing with fiscal year 2024, Executive shall be eligible to receive an incentive bonus for each fiscal year of the Company, or portion thereof, that occurs during the Period of Employment (“Incentive Bonus”). Notwithstanding the foregoing and except as otherwise expressly provided in this Agreement, Executive must be employed by the Company at the time the Company pays incentive bonuses to employees generally with respect to a particular fiscal year in order to earn and be eligible for an Incentive Bonus for that year, which amounts are paid within 2 ½ months following the end of the fiscal year to which the bonus relates (and, if Executive is not so employed at such time, in no event shall Executive have been considered to have “earned” any Incentive Bonus with respect to the fiscal year). Executive’s target Incentive Bonus amount for a particular fiscal year of the Company shall equal two hundred percent (200%) of Executive’s Base Salary paid by the Company to Executive for that fiscal year; provided that Executive’s actual Incentive Bonus amount for a particular fiscal year shall be determined by the Board (or its delegate) in its sole discretion, based on performance objectives (which may include Company, business unit or division, financial, strategic, individual or other objectives) established with respect to that particular fiscal year by the Board (or its delegate) or such other factors it may consider relevant in the circumstances.

3.3 Equity Awards. Within thirty (30) days of the Effective Date, Executive will be granted an option (the “Option”) to purchase 1,800,000 shares of common stock of the Company (“Common Stock”) at an option exercise price equal to the closing price of the Common Stock on the date the Option is approved by the Board (or a committee thereof). The Option shall vest and become exercisable as follows:

(a) with respect to 600,000 shares of Common Stock subject to the Option, on the date that is the earlier of (x) the one (1) year anniversary of the Effective Date and (y) the last trading day where the sales price of the Common Stock equals or exceeds $3.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Effective Date;

(b) with respect to 600,000 shares of Common Stock subject to the Option, on the date that is the earlier of (x) the two (2) year anniversary of the Effective Date and (y) the last trading day where the sales price of the Common Stock equals or exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Effective Date; and

(c) with respect to 600,000 shares of Common Stock subject to the Option, on the date that is the earlier of (x) the three (3) year anniversary of the Effective Date and (y) the last trading day where the sales price of the Common Stock equals or exceeds $7.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Effective Date;

subject in each case to Executive’s continued employment through the applicable vesting date. The Option will be subject to the terms and conditions of the Company’s 2023 Equity Incentive Plan and award agreements in the forms prescribed by the Board (or a committee thereof). In each subsequent fiscal year during the Period of Employment commencing in 2025, Executive shall participate in the Company’s equity award plans, pursuant to which, from time to time during the Period of Employment, Executive may be granted one or more stock option, stock unit, or other equity awards as approved by the Board (or a committee thereof). Any such award shall be evidenced by a written award agreement approved by the Board (or a committee thereof), and shall be subject to the terms and conditions of such award agreement and the Company’s equity plan under which the award was granted.

4. Benefits.

4.1 Retirement, Welfare and Fringe Benefits. During the Period of Employment, Executive shall be entitled to participate in all employee pension and welfare benefit plans and programs, and fringe benefit plans and programs, made available by the Company to the Company’s employees generally or to its executive officers, in accordance with the eligibility and participation provisions of such plans and as such plans or programs may be in effect from time to time.

4.2 Reimbursement of Business Expenses. Executive is authorized to incur reasonable expenses in carrying out Executive’s duties for the Company under this Agreement and shall be entitled to reimbursement for all reasonable business expenses Executive incurs during the Period of Employment in connection with carrying out Executive’s duties for the Company, subject to the Company’s expense reimbursement policies and any pre-approval policies in effect from time to time, and subject to Section 21(c) of this Agreement. Executive agrees to promptly submit and document any reimbursable expenses in accordance with the Company’s expense reimbursement policies to facilitate the timely reimbursement of such expenses.

4.3 Vacation and Other Leave. During the Period of Employment, Executive’s annual rate of vacation accrual shall be no less than four (4) weeks per year, with such vacation to accrue and be subject to the Company’s vacation policies in effect from time to time, including any policy which may limit vacation accruals and/or limit the amount of accrued but unused vacation to carry over from year to year. Executive shall also be entitled to all other holiday and leave pay generally available to other executives of the Company.

4.4 Travel Policy. During the Period of Employment, Executive shall be entitled to utilize Company aircraft and incur travel expenses in accordance with the Company’s travel policy as applicable to senior executives of the Company as in effect from time to time.

4.5 Indemnification and D&O. During the Period of Employment, Executive shall receive directors & officers liability insurance coverage that is customarily made available by the Company to similarly situated executives, as may be in effect from time to time. Executive shall also be offered an indemnification agreement, related to indemnification obligations in the event that Executive is made a party or threatened to be made a party to any action or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that Executive is or was a director or officer of the Company, not later than at the time that, and on the same form as, any such indemnification agreement is offered by the Company to any other officer or director on or prior to the Effective Date.

4.6 Professional Expenses. The Company will reimburse Executive for legal, tax and accounting fees and expenses in connection with his relocation to the United States, up to a maximum amount of Five Thousand Dollars ($5,000.00).

4.7 Company Automobile. Promptly following the commencement of the Period of Employment and continuing for the duration of the Period of Employment, the Company shall provide Executive for his personal use a hybrid, electrified, or all electric automobile (to the extent reasonably available). The lease payments, maintenance and use of such automobile shall be in accordance with the Company’s vehicle policy as applicable to senior executives of the Company as in effect from time to time.

5. Termination.

5.1 Termination by the Company. During the Period of Employment, Executive’s employment by the Company, and the Period of Employment, may be terminated at any time by the Company: (i) with Cause, subject to the terms and conditions set forth under Section 5.5(c), or (ii) with no less than thirty (30) days advance written notice to Executive (such notice to be delivered in accordance with Section 18), without Cause, or (iii) in the event of Executive’s death, or (iv) in the event that the Board determines in good faith that Executive has a Disability. Without limitation of the foregoing, it is acknowledged and agreed that that a change in title to another “C” level or other suitable position shall not constitute a termination.

5.2 Termination by Executive. During the Period of Employment, Executive’s employment by the Company, and the Period of Employment, may be terminated by Executive with no less than thirty (30) days advance written notice to the Company (such notice to be delivered in accordance with Section 18); provided, however, that in the case of a termination for Good Reason, Executive may provide immediate written notice of termination once the applicable cure period (as contemplated by the definition of Good Reason) has lapsed if the Company has not reasonably cured the circumstances that gave rise to the basis for the Good Reason termination.

5.3 Benefits upon Termination. If Executive’s employment by the Company is terminated for any reason by the Company or by Executive (whether or not during or following the expiration of the Period of Employment) (the date that Executive’s employment by the Company terminates is referred to as the “Severance Date”), the Company shall have no further obligation to make or provide to Executive, and Executive shall have no further right to receive or obtain from the Company, any payments or benefits except as follows:

(a) The Company shall pay or provide (or shall cause there to be paid or provided, as the case may be) Executive (or, in the event of Executive’s death, Executive’s estate) any Accrued Obligations;

(b) If Executive’s employment with the Company terminates during the Period of Employment as a result of a termination by the Company without Cause (other than due to Executive’s death or Disability and not including that a change in title to another “C” level or other suitable position shall not constitute a termination for purposes of this section) or a resignation by Executive for Good Reason, Executive shall be entitled to the following benefits:

(i) The Company shall pay Executive (in addition to the Accrued Obligations), subject to tax withholding and other authorized deductions, an amount equal to 100% of Executive’s Base Salary at the annualized rate in effect on the Severance Date (i.e., the equivalent of 12 months of Executive’s Base Salary). Such amount is referred to hereinafter as the

“Severance Benefit.” Subject to Section 21(b), the Company shall pay the Severance Benefit to the Executive in equal monthly installments (rounded down to the nearest whole cent) over a period of twelve (12) months, with the first installment payable on the first regularly scheduled payroll date occurring after the sixtieth (60th) day following Executive’s Separation from Service and to include each such installment that was otherwise (but for such 60-day delay) scheduled to be paid following Executive’s Separation from Service and prior to the date of such payment. If, however, such Separation from Service occurs on or within two years following a 409A Change in Control, then (subject to Section 21(b)) the Severance Benefit shall be paid in a single lump payment on the first regularly scheduled payroll date occurring after the sixtieth (60th) day following Executive’s Separation from Service. For this purpose, a “409A Change in Control” means a Change in Control Event that constitutes a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, within the meaning of Code Section 409A (as such term is defined below) and the regulations promulgated thereunder.

(ii) The Company will pay or reimburse Executive for Executive’s premiums charged to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), at the same or reasonably equivalent medical coverage for Executive (and, if applicable, Executive’s eligible dependents) as in effect immediately prior to the Severance Date, to the extent that Executive elects such continued coverage; provided that the Company’s obligation to make any payment or reimbursement pursuant to this clause (ii) shall, subject to Section 21(b), commence with continuation coverage for the month following the month in which Executive’s Separation from Service occurs and shall cease with continuation coverage upon the conclusion of the eighteenth (18th) month after the month in which Executive’s Separation from Service occurs (or, if earlier, shall cease upon the first to occur of Executive’s death, the date Executive becomes eligible for coverage under the health plan of a future employer, or the date the Company ceases to offer group medical coverage to its active executive employees or the Company is otherwise under no obligation to offer COBRA continuation coverage to Executive). To the extent Executive elects COBRA coverage, Executive shall notify the Company in writing of such election prior to such coverage taking effect and complete any other continuation coverage enrollment procedures the Company may then have in place. The Company’s obligations pursuant to this Section 5.3(b)(ii) are subject to the Company’s ability to comply with applicable law and provide such benefit without resulting in adverse tax consequences.

(iii) The Company shall promptly pay to Executive any Incentive Bonus that would otherwise be paid to Executive had Executive’s employment with the Company not terminated with respect to any fiscal year that ended before the Severance Date, to the extent not theretofore paid.

(iv) The Company shall pay, on the first regularly scheduled payroll date occurring after the sixtieth (60th) day following Executive’s Separation from Service, an amount in cash equal to (x) Executive’s target Incentive Bonus for the fiscal year in which the Severance Date occurs, multiplied by (y) a fraction, the numerator of which is the total number of days in such fiscal year in which Executive was employed by the Company and the denominator of which is the total number of days in such fiscal year.

(v) As to each then-outstanding stock option and other equity-based award granted by the Company to Executive that vests based solely on Executive’s continued service with the Company or its Affiliates, Executive shall vest as of the Severance Date in any portion of such award in which Executive would have vested thereunder if Executive’s employment with the Company had continued through the end of any vesting periods applicable thereto. As to each outstanding stock option or other equity-based award granted by the Company to Executive that is subject to performance-based vesting requirements, the vesting of such award will continue to be governed by its terms, provided that (unless otherwise expressly provided in the applicable award agreement) for purposes of any service-based vesting requirement under such award, Executive’s employment with the Company will be deemed to have continued for six (6) months after the Severance Date. Notwithstanding the foregoing, if the Severance Date occurs on or after the date of a Change in Control Event, (i) each stock option and other equity-based award granted by the Company to Executive that vests based solely on Executive’s continued service with the Company or its Affiliates, to the extent then outstanding and unvested, shall be fully vested as of the Severance Date, and (ii) any service-based vesting requirement under each outstanding stock option or other equity- based award granted by the Company to Executive that is subject to performance-based vesting requirements shall (unless otherwise expressly provided in the applicable award agreement) be deemed satisfied at the applicable “target” performance level as of the Severance Date.

(c) If Executive’s employment with the Company terminates during the Period of Employment as a result of Executive’s death or Disability, the Company shall pay Executive (or Executive’s estate) the Accrued Obligations and, on the first regularly scheduled payroll date occurring after the sixtieth (60th) day following Executive’s Separation from Service, the amounts contemplated by Sections 5.3(b)(iii) and 5.3(b)(iv).

(d) Notwithstanding the foregoing provisions of this Section 5.3, if Executive breaches Executive’s obligations under Section 6 of this Agreement at any time, from and after the date of such breach and not in any way in limitation of any right or remedy otherwise available to the Company, Executive will no longer be entitled to, and the Company will no longer be obligated to pay any remaining unpaid portion of the Severance Benefit or any continued Company-paid or reimbursed coverage pursuant to Section 5.3(b)(ii).

(e) The foregoing provisions of this Section 5.3 shall not affect the Executive’s rights under COBRA to continue health coverage.

5.4 Release; Exclusive Remedy; Leave.

(a) As a condition precedent to any Company obligation to Executive pursuant to Section 5.3(b), Executive shall provide the Company with a valid, executed general release agreement in substantially the form attached hereto as Exhibit A (with such changes as the Company may reasonably make to such form consistent with the purposes and intent of such form and to help ensure its enforceability in light of any changes in applicable law, rules or regulations) (the “Release”), and such Release shall have not been revoked by Executive pursuant to any revocation rights afforded by applicable law. The Company shall provide the final form of Release to Executive not later than seven (7) days following the Severance Date, and Executive shall be required to execute and return the Release to the Company within twenty-one (21) days (or forty-five (45) days if such longer period of time is required to make the Release maximally enforceable under applicable law) after the Company provides the form of Release to Executive. In the event the 21-day or 45-day release period straddles two years, any severance or deferred compensation payments due to Executive upon execution and return of the Release shall be paid to Executive no earlier than the first day of such second year.

(b) The Company and Executive acknowledge and agree that there is no duty of Executive to mitigate damages under this Agreement. All amounts paid to Executive pursuant to Section 5.3 shall be paid without regard to whether Executive has taken or takes actions to mitigate damages. Executive agrees to resign, on the Severance Date, as an officer and director of the Company and as an officer and director of each and every Affiliate of the Company, and as a fiduciary of any benefit plan of the Company or any of its Affiliates, and to promptly execute and provide to the Company any further documentation, as requested by the Company, to confirm such resignations, and to remove Executive as a signatory on any accounts maintained by the Company or any of its Affiliates (or any of their respective benefit plans).

(c) In the event that the Company provides Executive notice of termination without Cause pursuant to Section 5.1 or Executive provides the Company notice of termination pursuant to Section 5.2, the Company will have the option to place Executive on paid administrative leave during the notice period; provided, however, that Executive shall continue to have reasonable access to Company’s administrative departments and services (or to a human resources representative designated by the Company for such purpose) relative to Executive’s compensation, equity, and benefits during the notice period.

5.5 Certain Defined Terms.

(a) As used herein, “Accrued Obligations” means:

(i) any Base Salary that had accrued but had not been paid (including accrued and unpaid vacation time) on or before the Severance Date; and

(ii) any reimbursement due to Executive pursuant to Section 4.2 for expenses reasonably incurred by Executive on or before the Severance Date and documented and pre-approved, to the extent applicable, in accordance with the Company’s expense reimbursement policies in effect at the applicable time; and

(iii) any benefits payable under the Company’s employee benefit plans, programs and policies that Executive otherwise has a nonforfeitable right to receive under the terms of such plans, programs and policies (other than severance benefits), independent of Executive’s rights under this Agreement but without duplication of any benefit provided under this Agreement.

(b) As used herein, “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

(c) As used herein, “Cause” shall mean, as reasonably determined by the Board (excluding Executive, if Executive is then a member of the Board) based on the information then known to it, that one or more of the following has occurred:

(i) Executive is convicted of, pled guilty or pled nolo contendere to a felony or any crime involving fraud or dishonesty (in each case, under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction);

(ii) Executive has engaged in acts of fraud, dishonesty or other acts of willful and material misconduct in the course of Executive’s duties hereunder;

(iii) Executive willfully neglects to perform or uphold Executive’s material duties under this Agreement and/or willfully and materially fails to comply with reasonable directives of the Board or the Officer; or

(iv) a willful breach by Executive of any provision of Section 6, a willful breach in any material respect by Executive of any other material contract Executive is a party to with the Company or any of its Affiliates, or a willful and material breach by Executive of any material written policy of the Company or any of its Affiliates that is applicable to Company executives or employees generally;

provided, however, that any condition or conditions, as applicable, referenced above shall not (if a cure is reasonably possible in the circumstances) constitute Cause unless both (x) the Company provides written notice to Executive of such condition(s) claimed to constitute Cause within (such notice to be delivered in accordance with Section 18), and (y) Executive fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof. For purposes of the foregoing definition of Cause, no act, or failure to act, on Executive’s part shall be considered “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in the best interest of the Company.

(d) As used herein, “Change in Control Event” shall mean the occurrence of any of the following after the Effective Date:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then-outstanding common stock of the Company (the “Outstanding Company Common Stock”) or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this paragraph (i), the following acquisitions shall not constitute a Change in Control Event; (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate or a successor, or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (iii)(1), (2) and (3) below;

(ii) individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his or her predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company (a “Subsidiary”), a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (an “Acquiring Company”)), in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or an Acquiring Company or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or an Acquiring Company) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 50% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or an Acquiring Company were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control Event under clause (iii) above.

(e) As used herein, “Disability” shall mean a physical or mental impairment which, as reasonably determined by the Board, renders Executive unable to perform the essential functions of Executive’s employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 90 days in any 180-day period, unless a longer period is required by federal or state law, in which case that longer period would apply. Executive agrees to reasonably cooperate with the Board in making any such determination as to the existence of Disability.

(f) As used herein, “Good Reason” shall mean the occurrence (without Executive’s consent) of any one or more of the following conditions:

(i) a material diminution in Executive’s rate of Base Salary;

(ii) a material diminution in Executive’s authority, duties, or responsibilities or the assignment to Executive of duties materially inconsistent with such authority and responsibilities provided however that a change in title to another “C” level or other suitable position shall not constitute a diminution for purposes of this section;

(iii) a material change in the geographic location of Executive’s principal office with the Company (for this purpose, in no event shall a relocation of such office to a new location that is not more than fifty (50) miles from the current location of the Company’s executive offices constitute a “material change”); or

(iv) a material breach by the Company of this Agreement;

provided, however, that any such condition or conditions, as applicable, shall not constitute Good Reason unless both (x) Executive provides written notice to the Company of the condition claimed to constitute Good Reason within sixty (60) days of the initial existence of such condition(s) (such notice to be delivered in accordance with Section 18), and (y) the Company fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of Executive’s employment with the Company shall not constitute a termination for Good Reason unless such termination occurs not more than one hundred and twenty (120) days following the initial existence of the condition claimed to constitute Good Reason.

(g) As used herein, the term “Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(h) As used herein, a “Separation from Service” occurs when Executive dies, retires, or otherwise has a termination of employment with the Company that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

5.6. Notice of Termination; Employment Following Expiration of Period of Employment. Any termination of Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. This notice of termination must be delivered in accordance with Section 18 and must indicate the specific provision(s) of this Agreement relied upon in effecting the termination. If the Company or Executive delivers notice of non-renewal of the Period of Employment pursuant to Section 2 and Executive continues to be employed by the Company following the expiration of the Period of Employment, Executive’s employment by the Company following the expiration of the Period of Employment shall be on an at-will basis and may be terminated by the Company or by Executive at any time, for any reason (or for no reason), with or without advance notice.

6. Protective Covenants.

6.1 Confidential Information; Inventions.

(a)
Executive shall not disclose or use at any time, either during the Period of Employment or thereafter, any Confidential Information (as defined below) of which Executive is or becomes aware, whether or not such information is developed by Executive, except to the extent that such disclosure or use is directly related to and required by Executive’s performance in good faith of duties for the Company. Executive will take all appropriate steps to safeguard Confidential Information in Executive’s possession and to protect it against disclosure, misuse, espionage, loss and theft. Executive shall deliver to the Company at the termination of the Period of Employment, or at any time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to or containing the Confidential Information or the Work Product (as hereinafter defined) of the business of the Company or any of its Affiliates which Executive may then possess or have under Executive’s control. Notwithstanding the foregoing, Executive may truthfully respond to a lawful and valid subpoena or other legal process, but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company, and their respective counsel, the documents and other information sought, and shall assist the Company and such counsel in resisting or otherwise responding to such process. Executive understands that nothing in this Agreement is intended to limit Executive’s right (i) to discuss the terms, wages, and working conditions of Executive’s employment to the extent permitted and/or protected by applicable labor laws, (ii) to report Confidential Information in a confidential manner either to a federal, state or local government official or to an attorney where such disclosure is solely for the purpose of reporting or investigating a suspected violation of law, or (iii) to disclose Confidential Information in an anti-retaliation lawsuit or other legal proceeding, so long as that disclosure or filing is made under seal and Executive does not otherwise disclose such Confidential Information, except pursuant to court order, valid subpoena, or other binding legal process. The Company encourages Executive, to the extent legally permitted, to give the Company the earliest possible notice of any such report or disclosure. Pursuant to the Defend Trade Secrets Act of 2016, Executive acknowledges that Executive may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of Confidential Information that: (a) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed in a lawsuit or other proceeding, provided that such filing is made under seal. Further, Executive understands that the Company will not retaliate against Executive in any way for any such disclosure made in accordance with the law. In the event a disclosure is made, and Executive files any type of proceeding against the Company alleging that the Company retaliated against Executive because of Executive’s disclosure, Executive may disclose the relevant Confidential Information to Executive’s attorney and may use the Confidential Information in the proceeding if (x) Executive files any document containing the Confidential Information under seal, and (y) Executive does not otherwise disclose the Confidential Information except pursuant to court or arbitral order.
(b)
As used in this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by the Company or any of its Affiliates in connection with their respective businesses, including, but not limited to, information, observations and data obtained by Executive while employed by the Company or any of its Affiliates or any predecessors thereof (including those obtained prior to the Effective Date) concerning (i) the business or affairs of the Company or its Affiliates (or such predecessors), (ii) products or services, (iii) fees, costs and pricing structures and strategies, (iv) designs, (v) analyses, (vi) drawings, photographs and reports, (vii) computer software, including operating systems, applications and program listings, (viii) flow charts, manuals and documentation, (ix) data bases, (x) accounting and business methods, (xi) inventions, devices, new developments, product roadmaps, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xii) customers and clients, customer or client lists, and the preferences of, and negotiations with, customers and clients, (xiii) personnel information of other employees and independent contractors (including their compensation, unique skills, experience and expertise, and disciplinary matters), (xiv) other copyrightable works, (xv) all production methods, processes, technology and trade secrets, and (xvi) all similar and related information in whatever form. Confidential Information will not include any information that has been published (other than a disclosure by Executive in breach of this Agreement) in a form generally available to the public prior to the date Executive proposes to disclose or use such information. Confidential Information will not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.
(c)
As used in this Agreement, the term “Work Product” means all inventions, innovations, improvements, technical information, systems, software developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patentable or unpatentable, copyrightable, registerable as a trademark, reduced to writing, or otherwise) which relates to the Company’s or any of its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive (whether or not during usual business hours, whether or not by the use of the facilities of the Company or any of its Affiliates, and whether or not alone or in conjunction with any other person) while employed by the Company or any of its Affiliates (including those conceived, developed or made prior to the Effective Date) together with all patent applications, letters patent, trademark, trade name and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing. All Work Product that Executive may have discovered, invented or originated during Executive’s employment by the Company or any of its Affiliates prior to the Effective Date, that Executive may discover, invent or originate during the Period of Employment or at any time in the period of twelve (12) months after the Severance Date, shall be the exclusive property of the Company and its Affiliates, as applicable, and Executive hereby assigns all of Executive’s right, title and interest in and to such Work Product to the Company or its applicable Affiliate, including all intellectual property rights therein. Executive agrees to promptly disclose all Work Product to the Company, to execute at the request of the Company any assignments or other documents the Company may deem necessary to protect or perfect its (or any of its Affiliates’, as applicable) rights therein, and to assist the Company, at its expense, in obtaining, defending and enforcing the Company’s (or any of its Affiliates’, as applicable) rights therein. Executive hereby appoints the Company as Executive’s attorney-in-fact to execute on Executive’s behalf any assignments or other documents deemed necessary by the Company to protect or perfect the Company, the Company’s (and any of its Affiliates’, as applicable) rights to any Work Product. Executive represents and warrants that Executive has not created any Work Product that qualifies as his own invention pursuant to California Labor Code Section 2870, other than any Work Product identified in Exhibit B to this Agreement (and the text of California Labor Code Section 2870 is attached hereto as Exhibit C).

6.2 No Conflicting Employment. Executive hereby agrees that, during the Period of Employment, Executive will not engage in any other employment, occupation or consulting directly related to the business in which the Company or any of its Affiliates is now involved or becomes involved during the Period of Employment.

6.3 Non-Solicitation of Employees and Consultants. During the Period of Employment and for a period of twelve (12) months after the Severance Date, Executive will not directly or indirectly through any other Person solicit, induce or encourage, or attempt to solicit, induce or encourage, any employee or independent contractor of the Company or any of its Affiliates to leave the employ or service, as applicable, of the Company or such Affiliate, or in any way intentionally interfere with the relationship between the Company or any such Affiliate, on the one hand, and any employee or independent contractor thereof, on the other hand.

6.4 Non-Interference with Customers. During the Period of Employment and at all times thereafter, Executive will not, directly or indirectly through any other Person, use any of the Company’s (or any Affiliate’s) trade secrets to influence or attempt to influence customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of the Company or any of its Affiliates to divert their business away from the Company or such Affiliate, and Executive will not otherwise use the Company’s (or any Affiliate’s) trade secrets to interfere with, disrupt or attempt to disrupt the business relationships, contractual or otherwise, between the Company or any of its Affiliates, on the one hand, and any of its or their customers, suppliers, vendors, lessors, licensors, joint venturers, associates, officers, employees, consultants, managers, partners, members or investors, on the other hand.

6.5 Cooperation. Following Executive’s last day of employment by the Company, Executive shall reasonably cooperate with the Company and its Affiliates in connection with: (a) the transition of Executive’s duties and responsibilities (or former duties and responsibilities, as the case may be); (b) any internal or governmental investigation or administrative, regulatory, arbitral or judicial proceeding involving the Company or any of its Affiliates with respect to matters relating to Executive’s employment with, or service as a member of the board of directors of, the Company or any of its Affiliates; and (c) any audit of the financial statements of the Company or any of its Affiliates with respect to the period of time when Executive was employed by the Company or any of its Affiliate.

6.6 Return of Property. Executive agrees that, upon Executive’s Separation from Service (regardless of the reason for such separation) Executive will promptly return to the Company (a) all physical, computerized, electronic or other types of records, documents, proposals, notes, lists, files and any and all other materials, including computerized electronic information, that refer, relate or otherwise pertain to the Company or any of its Affiliates that are in Executive’s possession, subject to Executive’s control or held by Executive for others; and (b) all property or equipment that Executive has been issued by the Company or any of its Affiliates during the course of Executive’s employment or property or equipment of the Company or any of its Affiliates that Executive otherwise possesses, including any keys, credit cards, office or telephone equipment, computers (and any software, power cords, manuals, computer bag and other equipment that was provided to Executive with any such computers), tablets, smartphones, and other devices. Executive acknowledges that Executive is not authorized to retain any physical, computerized, electronic or other types of copies of any such physical, computerized, electronic or other types of records, documents, proposals, notes, lists, files or materials, and is not authorized to retain any property or equipment of the Company or any of its Affiliates, after Executive’s Separation from Service. Executive further agrees that, upon and following Executive’s Separation from Service, Executive will promptly forward to the Company (and thereafter destroy any electronic copies thereof) any business information relating to the Company or any of its Affiliates that has been or is inadvertently directed to Executive after such Separation from Service. Executive also agrees that Executive will disclose to the Company, whenever requested by the Company, all passwords necessary or desirable to enable the Company to access all information which Executive has password-protected on any computer equipment of the Company or any of its Affiliates or on the computer network or system of the Company or any of its Affiliates.

6.7 Understanding of Covenants. Executive acknowledges that, in the course of Executive’s employment with the Company and/or its Affiliates and their predecessors, Executive has become familiar, or will become familiar, with the Company’s and its Affiliates’ and their predecessors’

trade secrets and with other confidential and proprietary information concerning the Company, its Affiliates and their respective predecessors and that Executive’s services have been and will be of special, unique and extraordinary value to the Company and its Affiliates. Executive agrees that the foregoing covenants set forth in this Section 6 (together, the “Restrictive Covenants”) are reasonable and necessary to protect the Company’s and its Affiliates’ trade secrets and other confidential and proprietary information, good will, stable workforce, and customer relations.

Without limiting the generality of Executive’s agreement in the preceding paragraph, Executive (i) represents that Executive is familiar with and has carefully considered the Restrictive Covenants, (ii) represents that Executive is fully aware of Executive’s obligations hereunder, (iii) agrees to the reasonableness of the length of time, scope and geographic coverage, as applicable, of the Restrictive Covenants, and (iv) agrees that the Restrictive Covenants will continue in effect for the applicable periods set forth above in this Section 6 regardless of whether Executive is then entitled to receive severance pay or benefits from the Company. Executive understands that the Restrictive Covenants may limit Executive’s ability to earn a livelihood in a business similar to the business of the Company and any of its Affiliates, but Executive nevertheless believes that Executive has received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder or as described in the recitals hereto to clearly justify such restrictions which, in any event (given Executive’s education, skills and ability), Executive does not believe would prevent Executive from otherwise earning a living. Executive agrees that the Restrictive Covenants do not confer a benefit upon the Company disproportionate to the detriment of Executive.

6.8 Enforcement. Executive agrees that Executive’s services are unique and that Executive has access to Confidential Information and Work Product. Accordingly, without limiting the generality of Section 17, Executive agrees that a breach by Executive of any of the covenants in this Section 6 would cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and that damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Therefore, Executive agrees that in the event of any breach or threatened breach of any provision of this Section 6, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Agreement, at law or otherwise, to obtain specific performance, injunctive relief and/or other appropriate relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Section 6, or require Executive to account for and pay over to the Company all compensation, profits, moneys, accruals, increments or other benefits derived from or received as a result of any transactions constituting a breach of this Section 6 if and when final judgment of a court of competent jurisdiction or arbitrator, as applicable, is so entered against Executive. To the extent the Company seeks monetary damages in excess of such specific performance, injunctive relief, and/or declaratory relief, the parties agree that any action for such monetary damages shall be taken subject to and in accordance with the arbitration agreement under Section 16 of this Agreement. Executive further agrees that the applicable period of time any Restrictive Covenant is in effect following the Severance Date, as determined pursuant to the foregoing provisions of this Section 6, shall be extended by the same amount of time that Executive is in breach of any Restrictive Covenant following the Severance Date.

6.9 Protected Activities. Nothing in this Agreement, including this Section 6, shall in any way restrict or limit Executive from filing a complaint or administrative charge, or otherwise reporting possible violations of law or regulation to any governmental agency or entity, including, without limitation, the Equal Employment Opportunity Commission, Department of Labor, Department of Justice, the Securities and Exchange Commission, Congress, or any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation, or from cooperating with any federal, state, or local administrative agency in the investigation of such charges or reports, or from complying with any legal obligation to testify truthfully and accurately under oath.

7. Withholding Taxes. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation. Except for such withholding rights, Executive is solely responsible for any and all tax liability that may arise with respect to the compensation provided under or pursuant to this Agreement.

8. Successors and Assigns.

(a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Without limiting the generality of the preceding sentence, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, the “Company” shall mean the Company as hereinbefore defined and any successor or assignee, as applicable, which assumes and agrees to perform this Agreement by operation of law or otherwise. The Company may cause any compensation payable to Executive pursuant to this Agreement (or any portion thereof) to be paid by one of its Affiliates.

9. Number and Gender; Examples. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

10. Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

11. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of California, without giving effect to any choice of law or conflicting provision or rule (whether of the state of California or any other jurisdiction) that would cause the laws of any jurisdiction other than the state of California to be applied. In furtherance of the foregoing, the internal law of the state of California will control the interpretation and construction of this Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

12. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction or determined by an arbitrator pursuant to Section 16 to be invalid, prohibited or unenforceable under any present or future law, and if the rights and obligations of any party under this Agreement will not be materially and adversely affected thereby, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction, and to this end the provisions of this Agreement are declared to be severable; furthermore, in lieu of such invalid or unenforceable provision there will be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn (as to geographic scope, period of duration or otherwise) so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

13. Entire Agreement. This Agreement embodies the entire agreement of Executive, on the one hand, and the Company and its Affiliates, on the other hand, respecting the matters within its scope. This Agreement supersedes all prior and contemporaneous agreements of Executive, on the one hand, and the Company and its Affiliates, on the other hand, that directly or indirectly bears upon the subject matter hereof. Any prior negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof shall be deemed to have been merged into this Agreement, and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein.

14. Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15. Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16. Arbitration. Except as provided in Sections 6.8 and 17, any non-time barred, legally actionable controversy or claim arising out of or relating to this Agreement, its enforcement, arbitrability or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or any other non-time barred, legally actionable controversy or claim arising out of or relating to Executive’s employment or association with the Company or termination of the same, including, without limiting the generality of the foregoing, any alleged violation of state or federal statute, common law or constitution, shall be submitted to individual, final and binding arbitration, to be held in Los Angeles County, California, before a single arbitrator selected from Judicial Arbitration and Mediation Services, Inc. (“JAMS”), in accordance with the then-current JAMS Arbitration Rules and Procedures for employment disputes, as modified by the terms and conditions in this Section (which may be found at www.jamsadr.com under the Rules/Clauses tab). The parties will select the arbitrator by mutual agreement or, if the parties cannot agree, then by striking from a list of nine qualified arbitrators supplied by JAMS from their labor and employment law panel. Final resolution of any dispute through arbitration may include any remedy or relief that is provided for through any applicable state or federal statutes, or common law. Statutes of limitations shall be the same as would be applicable were the action to be brought in court. The arbitration proceedings should be conducted with reasonable diligence and in an manner that would allow for completion within four (4) months after the initial demand for arbitration, unless otherwise agreed upon in writing by the parties. The arbitrator selected pursuant to this Agreement may order such discovery as is necessary for a full and fair exploration of the issues and dispute, consistent with the expedited nature of arbitration. At the conclusion of the arbitration, the arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the arbitrator’s award or decision is based. Any award or relief granted by the arbitrator under this Agreement shall be final and binding on the parties to this Agreement and may be enforced by any court of competent jurisdiction. The Company will pay those arbitration costs that are unique to arbitration, including the arbitrator’s fee (recognizing that each side bears its own deposition, witness, expert and attorneys’ fees and other expenses to the same extent as if the matter were being heard in court). If, however, any party prevails on a statutory claim, which affords the prevailing party attorneys’ fees and costs, then the arbitrator may award reasonable fees and costs to the prevailing party. The arbitrator may not award attorneys’ fees to a party that would not otherwise be entitled to such an award under the applicable statute. The arbitrator shall resolve any dispute as to the reasonableness of any fee or cost. Except as provided in Section 6.8 and 17, the parties acknowledge and agree that they are hereby waiving any rights to trial by jury or a court in any action or proceeding brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or Executive’s employment.

17. Remedies. Each of the parties to this Agreement and any Person granted rights hereunder whether or not such person or entity is a signatory hereto shall be entitled to enforce its rights under this Agreement specifically to recover damages and costs for any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that each party (as well as each other Person granted rights hereunder) may in its sole discretion apply to any court of law or equity of competent jurisdiction for provisional injunctive or equitable relief and/or other appropriate equitable relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Agreement. Each party shall be responsible for paying its own attorneys’ fees, costs and other expenses pertaining to any such legal proceeding and enforcement regardless of whether an award or finding or any judgment or verdict thereon is entered against either party.

18. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, transmitted via telecopier, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated or at such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder and received when delivered personally, when received if transmitted via telecopier, five days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

if to the Company:

Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, CA 90250

Email: legalnotices@surfair.com

if to Executive, to the address most recently on file in the payroll records of the Company.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Counterparts of this Agreement may be executed and delivered by facsimile or other electronic signature (including portable document format) by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically or by facsimile as if the original had been received.

20. Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. Executive agrees and acknowledges that Executive has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

21. Section 409A.

(a) It is intended that any amounts payable under this Agreement shall either be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Code Section 409A”) so as not to subject Executive to payment of any additional tax, penalty or interest imposed under Code Section 409A. The provisions of this Agreement shall be construed and interpreted to avoid the imputation of any such additional tax, penalty or interest under Code Section 409A yet preserve (to the nearest extent reasonably possible) the intended benefit payable to Executive. Any installment payments provided for in this Agreement shall be treated as a series of separate payments for purposes of Code Section 409A.

(b) If Executive is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of Executive’s Separation from Service, Executive shall not be entitled to any payment or benefit pursuant to Section 5.3(b) or (c) until the earlier of (i) the date which is six (6) months after Executive’s Separation from Service for any reason other than death, or (ii) the date of Executive’s death. The provisions of this Section 21(b) shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Code Section 409A. Any amounts otherwise payable to Executive upon or in the six (6) month period following Executive’s Separation from Service that are not so paid by reason of this Section 21(b) shall be paid (without interest) as soon as practicable (and in all events within thirty (30) days) after the date that is six (6) months after Executive’s Separation from Service (or, if earlier, as soon as practicable, and in all events within thirty (30) days, after the date of Executive’s death).

(c) To the extent that any benefits pursuant to Section 5.3(b)(ii) or reimbursements pursuant to Section 4.2 are taxable to Executive, any reimbursement payment due to Executive pursuant to any such provision shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The benefits and reimbursements pursuant to such provisions are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that Executive receives in one taxable year shall not affect the amount of such benefits or reimbursements that Executive receives in any other taxable year.

22. Section 280G.

(a) If any of the payments or benefits received or to be received by Executive under this Agreement or otherwise, including, without limitation, the severance benefits received in connection with a Change in Control or Executive’s termination of employment under Section 5.3 (all such payments collectively referred to herein as the “280G Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 22, be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then prior to making the 280G Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to Executive of the 280G Payments after payment of the Excise Tax to (ii) the Net Benefit to Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount under (ii) above, the 280G Payments will be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. For purposes of this Agreement, “Net Benefit”

shall mean the present value of the 280G Payments net of all federal, state, local, foreign income, employment, and excise taxes. Any reduction made pursuant to this Section 22 shall be made first from any cash severance, then from any payment in respect of an equity award that is not covered by Treas. Reg. Section 1.280G-1 Q/A-24(b) or (c), then from any payment in respect of an equity award that is covered by Treas. Reg. Section 1.280G-1 Q/A-24(c), in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

(b) Any determination as to whether 280G Payments shall be reduced pursuant to this Section 22, and the amount of any such reduction, shall be made by the Company’s independent public accountants or another certified public accounting firm or consulting firm of national reputation designated by the Company (the “Tax Counsel”). The Tax Counsel’s determinations shall be final and binding on the Parties. For purposes of making the calculations and determinations required by this Section 22, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. Executive and Company shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 22. Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

[Signature page follows.]

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement as of the Effective Date.

“COMPANY”

SURF AIR MOBILITY INC.,

a Delaware corporation

By: /s/ Stan Little

Name: Stan Little

Title: CEO

“EXECUTIVE”

/s/ Oliver Reeves

Oliver Reeves

Surf Air Mobility Inc. – Executive Employment Agreement – Oliver Reeves

Exhibit 10.1

EXHIBIT A

FORM OF GENERAL RELEASE AGREEMENT

1. Release. Oliver Reeves (“Executive”), on Executive’s own behalf and on behalf of Executive’s descendants, dependents, heirs, executors, administrators, assigns and successors, and each of them, hereby acknowledges full and complete satisfaction of and releases and discharges and covenants not to sue Surf Air Mobility Inc. (the “Company”), its divisions, subsidiaries, parents, or affiliated corporations, past and present, and each of them, as well as its and their assignees, successors, directors, officers, stockholders, partners, representatives, attorneys, agents or employees, past or present, or any of them (individually and collectively, “Releasees”), from and with respect to any and all claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected, arising out of or in any way connected with Executive’s employment or any other relationship with or interest in the Company or any of its subsidiaries or affiliates, or the termination thereof, including without limiting the generality of the foregoing, any claim for severance pay, profit sharing, bonus or similar benefit, pension, retirement, life insurance, health or medical insurance or any other fringe benefit, or disability, or any other claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected resulting from any act or omission by or on the part of Releasees committed or omitted prior to the date of this General Release Agreement (this “Agreement”) set forth below, including, without limiting the generality of the foregoing, any claim under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, California Labor Code Section 132a, the California Family Rights Act, or any other federal, state or local law, regulation, ordinance, constitution or common law (collectively, the “Claims”); provided, however, that the foregoing release does not apply to any obligation of the Company to Executive pursuant to any of the following: (1) Section 5.3 of the Employment Agreement dated as of December [•], 2023, by and between the Company and Executive (the “Employment Agreement”); (2) any equity-based awards previously granted by any of the Releasees to Executive, to the extent that such awards continue after the termination of Executive’s employment with the Company in accordance with the applicable terms of such awards; (3) any right to indemnification that Executive may have pursuant to the Company’s bylaws, its corporate charter or under any written indemnification agreement with the Company (or any corresponding provision of any subsidiary or affiliate of the Company) with respect to any loss, damages or expenses (including but not limited to attorneys’ fees to the extent otherwise provided) that Executive may in the future incur with respect to Executive’s service as an employee, officer or director of the Company or any of its subsidiaries or affiliates; (4) with respect to any rights that Executive may have to insurance coverage for such losses, damages or expenses under any Company (or subsidiary or affiliate) directors and officers liability insurance policy; (5) any rights to continued medical and dental coverage that Executive may have under COBRA; (6) any rights to payment of benefits that Executive may have under a retirement plan sponsored or maintained by the Company that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended; or (7) any rights to enforce any provision of the Employment Agreement that may continue to be in effect after Executive’s employment with the Company has terminated. In addition, this release does not cover any Claim that cannot be so released as a matter of applicable law. Notwithstanding anything to the contrary herein, nothing in this Agreement prohibits Executive from filing a charge with or participating in an investigation conducted by any state or federal government agencies. However, Executive does waive, to the maximum extent permitted by law, the right to receive any monetary or other recovery, should any agency or any other person pursue any claims on Executive’s behalf arising out of any claim released pursuant to this Agreement. For clarity, and as required by law, such waiver does not prevent Executive from accepting a whistleblower award from the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934, as amended. Executive acknowledges and agrees that Executive has received any and all leave and other benefits that Executive has been and is entitled to pursuant to the Family and Medical Leave Act of 1993.

2. Acknowledgement of Payment of Wages. Except for accrued vacation (which the parties agree totals approximately [•] days of pay) and salary for the current pay period and the payments and benefits provided under Section 5.3 of the Employment Agreement, Executive acknowledges that Executive has received all amounts owed for Executive’s regular and usual salary (including, but not limited to, any bonus, incentive or other wages), and usual benefits through the date of this Agreement.

3. Waiver of Unknown Claims. This Agreement is intended to be effective as a general release of and bar to each and every Claim hereinabove specified. Accordingly, Executive hereby expressly waives any rights and benefits conferred by Section 1542 of the California Civil Code and any similar provision of any other applicable state law as to the Claims. Section 1542 of the California Civil Code provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Executive acknowledges that Executive later may discover claims, demands, causes of action or facts in addition to or different from those which Executive now knows or believes to exist with respect to the subject matter of this Agreement and which, if known or suspected at the time of executing this Agreement, may have materially affected its terms. Nevertheless, Executive hereby waives, as to the Claims, any claims, demands, and causes of action that might arise as a result of such different or additional claims, demands, causes of action or facts.

4. ADEA Waiver. Executive expressly acknowledges and agrees that by entering into this Agreement, Executive is waiving any and all rights or claims that Executive may have arising under the Age Discrimination in Employment Act of 1967, as amended (the “ADEA”), and that this waiver and release is knowing and voluntary. Executive and the Company agree that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the date Executive signs this Agreement. Executive further expressly acknowledges and agrees that:

(a) In return for this Agreement, Executive will receive consideration beyond that which Executive was already entitled to receive before executing this Agreement;

(b) Executive is hereby advised in writing by this Agreement to consult with an attorney before signing this Agreement;

(c) Executive was given a copy of this Agreement on [_________, 202__], and informed that Executive had [twenty-one (21)] days within which to consider this Agreement and that if Executive wished to execute this Agreement prior to the expiration of such [21]-day period Executive will have done so voluntarily and with full knowledge that Executive is waiving Executive’s right to have [twenty-one (21)] days to consider this Agreement; and that such [twenty-one (21)] day period to consider this Agreement would not and will not be re-started or extended based on any changes, whether material or immaterial, that are or were made to this Agreement in such [twenty-one (21)] day period after Executive received it;

(d) Executive was informed that Executive had seven (7) days following the date of execution of this Agreement in which to revoke this Agreement, and this Agreement will become null and void if Executive elects revocation during that time. Any revocation must be in writing and must be received by the Company during the seven-day revocation period. In the event that Executive exercises this revocation right, neither the Company nor Executive will have any obligation under this Agreement. Any notice of revocation should be sent by Executive in writing to the Company (attention [_____________]), [Insert Address], so that it is received within the seven-day period following execution of this Agreement by Executive.

(e) Nothing in this Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law.

5. No Transferred Claims. Executive represents and warrants to the Company that Executive has not heretofore assigned or transferred to any person not a party to this Agreement any released matter or any part or portion thereof.

6. Return of Property. Executive represents and covenants that Executive has returned to the Company (a) all physical, computerized, electronic or other types of records, documents, proposals, notes, lists, files and any and all other materials, including computerized electronic information, that refer, relate or otherwise pertain to the Company or any of its Affiliates (as defined in the Employment Agreement) that were in Executive’s possession, subject to Executive’s control or held by Executive for others; and (b) all property or equipment that Executive has been issued by the Company or any of its Affiliates during the course of Executive’s employment or property or equipment that Executive otherwise possessed, including any keys, credit cards, office or telephone equipment, computers (and any software, power cords, manuals, computer bag and other equipment that was provided to Executive with any such computers), tablets, smartphones, and other devices. Executive acknowledges that Executive is not authorized to retain any physical, computerized, electronic or other types of copies of any such physical, computerized, electronic or other types of records, documents, proposals, notes, lists, files or materials, and is not authorized to retain any property or equipment of the Company or any of its Affiliates. Executive further agrees that Executive will immediately forward to the Company (and thereafter destroy any electronic copies thereof) any business information relating to the Company or any of its Affiliates that has been or is inadvertently directed to Executive following the date of the termination of Executive’s employment.

7. Miscellaneous. The following provisions shall apply for purposes of this Agreement:

(a) Number and Gender. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

(b) Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

(c) Governing Law. This Agreement, and all questions relating to its validity, interpretation, performance and enforcement, as well as the legal relations hereby created between the parties hereto, shall be governed by and construed under, and interpreted and enforced in accordance with, the laws of the State of California, notwithstanding any California or other conflict of law provision to the contrary.

(d) Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

(e) Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

(f) Waiver. No waiver of any breach of any term or provision of this Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.

(g) Arbitration. Any controversy arising out of or relating to this Agreement shall be submitted to arbitration in accordance with the arbitration provisions of the Employment Agreement.

(h) Counterparts. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

[Signature page follows.]

The undersigned have read and understand the consequences of this Agreement and voluntarily sign it. The undersigned declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

EXECUTED this [•] day of [•], 20[•], at [•] County, [•].

“EXECUTIVE”

Oliver Reeves

EXECUTED this [•] day of [•], 20[•], at [•] County, [•].

“COMPANY”

SURF AIR MOBILITY INC.

By:

Name:

Title:

Exhibit 10.1

EXHIBIT B

LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

No inventions or improvements

Additional Sheets Attached

Signature of Employee:

Print Name of Employee:

Date:

B-1

Exhibit 10.1

EXHIBIT C

CALIFORNIA LABOR CODE SECTION 2870
INVENTION ON OWN TIME-EXEMPTION FROM AGREEMENT

“(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.”

C-1

Exhibit 99.1

Surf Air Mobility Announces Oliver Reeves as Chief Financial Officer

Bryce Van promoted to Chief Accounting Officer; Deanna White to become Senior Advisor

LOS ANGELES — December 27, 2023 — Surf Air Mobility Inc. (NYSE: SRFM), the air mobility platform transforming regional flying through electrification, today announced that Oliver Reeves will join the Company as Chief Financial Officer. Mr. Reeves will lead the Company’s financial and capital markets strategies leveraging his nearly two decades of experience in the investment management, enterprise technology, and insurance industries. He will start his new role in January, 2024. Mr. Reeves recently worked at Xinuos, Inc., where he served as the Chief Strategy Officer since 2019.

“We are very pleased to have Oliver join us on our journey to electrify regional air mobility,” said Stan Little, CEO of Surf Air Mobility. “He is a seasoned financial executive with a proven track record at both the strategic and operational levels. Oliver will play a pivotal role in steering our financial strategy and supporting our growth initiatives. His broad strategic expertise and financial acumen fit very well within our executive team as we look to the future and continue to pioneer innovations in green flying.”

Mr. Reeves will succeed Deanna White, who has served as Surf Air’s Chief Administrative Officer and then as Chief Financial Officer. Ms. White, who joined Surf Air Mobility in 2021 to help take the company through its public listing, will become a Senior Advisor to both Surf Air Mobility and the Surf Air Board of Directors. Ms. White’s expertise across public company finance and the airline industry has helped position Surf Air Mobility for significant future growth.

“Deanna has been a valuable member of our senior executive team, and her expertise in aviation and aerospace has served us well these last three years as we brought Surf Air Mobility public,” said Mr. Little. “We are honored that Deanna will continue to serve the company full-time as a Senior Advisor, even as she begins to move toward retirement.”

Exhibit 99.1

“I am very excited to join this pioneering company that has already become a key player in regional air mobility,” said Oliver Reeves, incoming CFO of Surf Air. “It is an honor to be involved in the electrification of air travel and to move toward a more prosperous future for our investors and our customers.”

“Surf Air Mobility is a phenomenal company committed to serving its customers,” said Ms. White. “I am grateful for the time I’ve spent here, and I’m excited to continue to serve both the company and the board of directors as a Senior Advisor.”

The company has also promoted Bryce Van to the role of Chief Accounting Officer from his current position as Vice President, Controller.

More About Oliver Reeves

Since 2019, Mr. Reeves has served as Chief Strategy Officer of Xinuos, Inc., the developer and licensor of the UnixWare and OpenServer operating systems. Xinuos and its predecessor companies have provided enterprise customers with operating systems with a reputation for stability and rock-solid performance in mission critical contexts for over 40 years. Earlier in his career, prior to joining Xinuos as an Executive Vice President in 2016, having consulted with the company since 2014, Mr. Reeves gained investment experience by holding several asset management positions: first as an Investment Analyst at Coliseum Capital Management then as a Vice President at Gerson Global Advisors and finally as a Senior Vice President at Phoenix Star Capital. Mr. Reeves started his career as an Associate in the M&A Group at Aon. Mr. Reeves received his MBA from Columbia Business School where he participated in the prestigious “Value Investing Program” and graduated Summa Cum Laude from Babson College.

About Surf Air Mobility

Surf Air Mobility is a Los Angeles-based regional air mobility platform expanding the category of regional air travel to reinvent flying through the power of electrification. In an effort to substantially reduce the cost and environmental impact of flying and as the operator of the largest commuter airline in the US, Surf Air Mobility intends to develop powertrain technology with its commercial partners to electrify existing fleets and bring electrified aircraft to market at scale. The

Exhibit 99.1

management team has deep experience and expertise across aviation, electrification, and consumer technology.

Media Contacts

Surf Air Mobility: press@surfair.com